March 20, 2023

BY EDGAR FILING

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, NE, Washington, D.C. 20549

RE:	Oak Woods Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1 Submitted March 10, 2023
File No. 333-269862
Amended Filing in Response to Staff Comment Letter Dated March 17, 2023

Dear Staff,

Thank you for your comments on the referenced Amendment No. 1 to Registration Statement on Form S-1 filed on March 10, 2023 by Oak Woods Acquisition Corporation (the “Company”) with the Securities and Exchange Commission (the “Commission”). On behalf of the Company, we hereby transmit, via EDGAR, an amendment No. 2 to Registration Statement on Form S-1/A (“Form S-1/A”) for filing with the Commission, which has been revised to reflect the Staff’s comments.

The Staff’s comments, reproduced in bold text below, are followed by responses on behalf of the Company. The responses to the Staff’s comments are provided in the order in which the comments were set out in your letter and are numbered correspondingly. Page references below in the Company’s responses are to the page numbers in the Form S-1/A. Unless otherwise noted in this letter, the Company has supplied the information provided in response to each comment:

Summary

Capitalization, page 117

1.	We note your response to comment 1. Since the private warrants will require liability treatment under ASC 815-40, the “as adjusted” column of your capitalization table must reflect the estimated fair value of this liability in order to present an accurate depiction of your capitalization after giving effect to the sale of units and private securities. Please revise.

In response to Staff’s comment, the Company has revised the “as adjusted” column of capitalization table to reflect the estimated fair value of this liability on page 117 Capitalization section and on page 115-116 Dilution section of the Form S-1/A.

Please direct any comments or questions regarding this filing to the Company’s counsel, RAITI, PLLC, Attn: Warren A. Raiti: (212) 560-2328; wraiti@raitipllc.com.

Very truly yours,

/s/ Warren A. Raiti
Warren A. Raiti
Managing Attorney